SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated September 15, 2004 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

By letter dated September 15, 2004, the Company reported that it subsidiary controlled direct and indirectly (100%) Buenos aires Trade & Finance Center S.A., signed a barter and option commitment over the parcels 1c and 1e of dock 3 with DYPSA for the construction, at its exclusive responsibility, of two residential buildings of 37 and 43 floors.

The transaction consists in the barter of one parcel for the 28.5% of the square meters to be construed in the first tower and the granting of a barter option over the second parcel for the 31.5% of the square meters to be construed in the second tower. The transactions will be guarantee with mortgages over the lands for 8 millions dollars and 10,8 million dollars respectively.

The barters are subject to the approval of “Corporación Antiguo Puerto Madero”. Also the second transaction will be subject to the fulfillment of the steps established for the construction of the first tower.

Both towers, with a total area of 60 thousand square meters, will have characteristics that will stand them out from the rest of the developments in the area. The units will have a unique panoramic view and location, with excellent design, first quality terminations and services comparable to a five star hotel: spa, pool, and gym with the latest technology.

	Parcel 1c (Tower 1)	Parcel 1e (Tower 2)
Area lot	3,192	3,940

Floors	37	40

Exclusive square meters	17,230	20,384

Garage basements	2	2

Amount of flats	98	117

Amount of garages	178	213

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: September 15, 2004